Invictus MD Strategies Corp.
Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended October 31, 2018 and 2017

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

Under National Instrument 51-102 “Continuous Disclosure Obligations”, Part 4, Subsection 4.3(3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Invictus MD Strategies Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

“George E. Kveton”	“Aaron Bowden”

George E. Kveton	Aaron Bowden
Director	Director

December 20, 2018

Invictus MD Strategies Corp.
Condensed interim consolidated statements of financial position
(Expressed in Canadian dollars)

		October 31,	January 31,
		2018	2018
	Notes	$	$
		(unaudited)
Assets
Current
Cash and cash equivalents	22	23,773,814	37,593,985
Accounts receivable	3	1,364,137	883,381
Prepaid expenses and other	4	1,675,825	329,109
Biological assets	5	244,385	181,534
Inventory	6	2,605,521	2,302,484
Loans receivable	7	2,086,726	375,000
Assets held for sale	17	1,715,829	–
		33,466,237	41,665,493

Investments in associates	8	25,692,222	13,281,002
Property, plant and equipment	9	22,500,425	5,871,398
Intangible assets	10	45,621,466	40,641,365
Goodwill	11	15,461,563	13,987,546
Loans receivable	7	2,000,000	–
		111,275,676	73,781,311
Total assets		144,741,913	115,446,804
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	13	5,798,506	2,021,238
Deferred revenue		–	561,166
Current portion of long-term debt	15	1,148,110	–
Liabilities directly associated with the assets held for sale	17	49,801	–
		6,996,417	2,582,404

Long-term debt	15	5,565,275	–
Contingent consideration	11	1,562,329	–
Deferred tax liability		9,817,895	10,030,000
		16,945,499	10,030,000
Total liabilities		23,941,916	12,612,404

Shareholders' equity
Share capital	16	145,249,929	107,231,193
Contributed surplus		22,576,450	21,143,715
Deficit		(48,683,183)	(27,178,934)
Equity attributed to common shareholders		119,143,196	101,195,974
Non-controlling interest		1,656,801	1,638,426
Total shareholders' equity		120,799,997	102,834,400
Total liabilities and shareholders' equity		144,741,913	115,446,804

Nature of operations (Note 1)
Commitments (Note 20)
Subsequent events (Note 23)

Approved by the Board of Directors:
“George E. Kveton” (signed)	“Aaron Bowden” (signed)
George E. Kveton, Director	Aaron Bowden, Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of operations and comprehensive loss
(Unaudited – expressed in Canadian dollars)

		Three months ended October 31,		Nine months ended October 31,
		2018	2017	2018	2017
	Notes	$	$	$	$
Continuing operations
Revenue	21	1,744,428	622,326	3,507,466	1,682,205
Production costs		727,850	280,836	2,119,816	982,925
Gross margin before fair value adjustment		1,016,578	341,490	1,387,650	699,280
Fair value changes included in inventory sold		882,781	–	887,595	–
Unrealized gain on changes in fair value of biological assets	5	(395,929)	(698,234)	(756,024)	(698,234)
Gross margin		529,726	1,039,724	1,256,079	1,397,514
Operating expenses
Sales and marketing	10	5,626,397	358,372	9,525,726	2,082,084
General and administrative		4,244,622	824,442	8,346,374	3,220,509
Share-based compensation	16	349,481	1,195,329	1,921,208	5,687,085
Acquisition costs		84,076	-	184,076	3,229,830
Depreciation and amortization	9,10	954,179	231,617	2,659,269	232,758
		11,258,755	2,609,760	22,636,653	14,452,266
Loss from operations		(10,729,029)	(1,570,036)	(21,380,574)	(13,054,752)
Other income (expense)
Interest income		49,126	8,113	319,248	105,651
Foreign exchange gain		3,399	351	10,392	4,215
Loss on option to acquire agreements		–	(198,521)	–	(373,521)
Loss on write-off of loan receivable		–	(75,000)	–	(75,000)
Equity income (loss) on investments	8	(188,944)	83,688	(588,780)	(32,803)
		(136,419)	(181,369)	(259,140)	(371,458)
Net loss before income tax from continuing operations		(10,865,448)	(1,751,405)	(21,639,714)	(13,426,210)
Deferred income tax recovery (expense)		141,749	(10,566,400)	233,944	(10,566,400)
Net loss and comprehensive loss from continuing operations		(10,723,699)	(12,317,805)	(21,405,770)	(23,992,610)
Discontinued operations
Net loss from discontinued operations	17	(78,730)	(79)	(80,104)	(30,094)
Net loss and comprehensive loss		(10,802,429)	(12,317,884)	(21,485,874)	(24,022,704)
Net loss and comprehensive loss attributed to
Shareholders of the Company		(10,805,919)	(12,316,284)	(21,504,249)	(23,989,154)
Non-controlling interest		3,490	(1,600)	18,375	(33,550)
		(10,802,429)	(12,317,884)	(21,485,874)	(24,022,704)
Net loss per common share Basic and diluted		(0.11)	(0.15)	(0.22)	(0.37)
Weighted average number of common shares outstanding		97,730,631	80,133,921	95,797,661	64,288,578

Invictus MD Strategies Corp.
Condensed interim consolidated statements of changes in shareholders’ equity
(Unaudited – expressed in Canadian dollars)

			Contributed	Non-controlling
		Share capital	surplus	interest	Deficit	Total
	Number of shares	$	$	$	$	$
Balance, January 31, 2017	27,839,600	17,238,846	6,137,595	1,649,570	(7,401,110)	17,624,901
Shares and warrants issued for Acreage Pharms acquisition	20,000,000	36,800,000	3,130,768	–	–	39,930,768
Exercise of stock options	190,000	279,575	(127,575)	–	–	152,000
Exercise of warrants	1,513,758	2,518,485	(528,168)	–	–	1,990,317
Private placements	28,354,130	32,522,037	8,685,278	–	–	41,207,315
Share insurance costs	281,818	(5,269,358)	881,874	–	–	(4,387,485)
Share issued for services rendered	2,000,000	3,032,000	–	–	–	3,032,000
Stock-based compensation	–	–	5,687,085	–	–	5,687,085
Net loss and comprehensive loss	–	–	–	(33,550)	(23,989,154)	(24,022,704)
Balance, October 31, 2017	80,179,306	87,121,585	23,866,857	1,616,020	(31,390,264)	81,214,198

Balance, January 31, 2018	89,313,485	107,231,193	21,143,715	1,638,426	(27,178,934)	102,834,400
Shares issued for Gene-Etics acquisition	4,604,496	7,616,349	–	–	–	7,616,349
Shares issued for Leaf Wise Rx acquisition	312,500	321,325	–	–	–	321,325
Shares issued for settlement cost	250,000	550,000	–	–	–	550,000
Private placements	11,500,000	19,916,946	3,083,054	–	–	23,000,0000
Share issuance costs	–	(2,380,929)	–	–	–	(2,380,929)
Exercise of stock options	357,500	939,208	(394,158)	–	–	545,050
Exercise of warrants	5,838,731	11,055,837	(3,177,369)	–	–	7,878,468
Share-based compensation	–	–	1,921,208	–	–	1,921,208
Net loss and comprehensive loss	–	–	–	18,375	(21,504,249)	(21,485,874)
Balance, October 31, 2018	112,176,712	145,249,929	22,576,450	1,656,801	(48,683,183)	120,799,997

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

Invictus MD Strategies Corp.
Condensed interim consolidated statements of cash flows
(Unaudited – expressed in Canadian dollars)

		Nine months ended October 31,
		2018	2017
	Notes	$	$
Operating activities
Net loss		(21,485,874)	(24,022,704)
Items not affecting cash
Fair value changes included in inventory sold		887,595	–
Unrealized gain on changes in fair value of biological assets		(756,024)	(698,234)
Shares issued for Gene-Etics acquisition		4,950,914	–
Shares issued for settlement cost		550,000	–
Share-based compensation		1,921,208	5,687,085
Depreciation and amortization		2,659,269	232,758
Equity loss on investments		588,780	32,803
Deferred income tax expense (recovery)		(233,944)	10,566,400
Changes in non-cash working capital balances
Increase in accounts receivable		(430,795)	(47,292)
Increase in prepaid expenses and other		(1,343,100)	(197,134)
Increase in biological assets		(8,921)	(4,013)
Increase in inventory		(488,538)	(198,168)
Increase in accounts payable and accrued liabilities		3,768,671	187,430
Decrease in deferred revenue		(561,166)	–
Assets held for sale		(1,114,822)	–
Net cash used in operating activities		(11,096,747)	(8,012,548)
Investing activities
Increase in investments	8	(13,000,001)	–
Increase in loans receivable	7	(3,711,726)	–
Acquisition of Acreage Pharms	11	–	(6,000,000)
Acquisition of Leaf Wise Rx (net)	11	(598,371)	–
Purchase of property, plant and equipment	9	(16,950,371)	(1,404,778)
Purchase of intangible assets	10	(3,667,723)	(427,820)
Assets held for sale		(551,206)	–
Net cash used in investing activities		(38,479,398)	(7,832,598)
Financing activities
Exercise of stock options		545,050	152,000
Exercise of warrants		7,878,468	1,990,317
Private placements		23,000,000	41,207,315
Share issuance costs		(2,380,929)	(2,547,484)
Decrease in bank indebtedness		–	(91,144)
Proceeds from issuance of long-term debt		6,713,385	–
Repayment of note payable		–	(2,000,000)
Net cash provided by financing activities		35,755,974	38,711,004
Increase (decrease) in cash and cash equivalents		(13,820,171)	22,865,858
Cash and cash equivalents, beginning of period		37,593,985	3,463,357
Cash and cash equivalents, end of period		23,773,814	26,329,215

Supplemental cash flow information (Note 22)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Invictus MD Strategies Corp. is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GENE”, as well as "8IS1" on the Frankfurt Stock Exchange and "IVITF" on the OTCQX. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits in the legal cannabis industry.

The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 31, 2018 and 2017, include Invictus MD Strategies Corp. and its subsidiaries (together referred to as “Invictus” or the “Company”) and the Company’s interest in affiliated companies. The Company’s most active subsidiaries include Acreage Pharms Ltd. (“Acreage Pharms”), Future Harvest Development Ltd. (“Future Harvest”), 2015059 Alberta Ltd. (“Leaf Wise Rx”) and Poda Technologies Ltd. (“Poda”). The Company’s most active investments include an ownership interest in AB Laboratories Inc. (“AB Labs”) and AB Ventures Inc. (“AB Ventures”).

Acreage Pharms is a licensed producer and seller of cannabis in Canada under the Cannabis Act and Cannabis Regulations. Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Leaf Wise Rx operates a medical clinic business in Alberta. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer and seller of cannabis in Canada under the Cannabis Act and Cannabis Regulations, and AB Ventures is in the application phase for a license to produce cannabis under the Cannabis Act and Cannabis Regulations.

The Company was incorporated on February 11, 2014, under the Business Corporations Act (British Columbia). The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. In preparation of these unaudited condensed interim consolidated financial statements, the Company has consistently applied the same accounting policies disclosed in the Company’s audited annual consolidated financial statements for the year ended January 31, 2018, with the exception of the new accounting standards adopted in the current year, as described below.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on December 20, 2018.

Basis of presentation and measurement

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries and have been presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, on a historical cost basis, except for biological assets and certain financial instruments, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. The expenses within the unaudited condensed interim consolidated statements of operations and comprehensive loss are presented by function.

The notes presented in these unaudited condensed interim consolidated financial statements include, in general, only significant changes and transactions occurring since January 31, 2018. As such, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2018.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Basis of consolidation

These unaudited condensed interim consolidated financial statements comprise the financial statements of the Company and its Canadian subsidiaries, as presented below. Subsidiaries are those entities which the Company controls by having the power to govern the financial and operational policies of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All intercompany transactions and balances have been eliminated.

	Percentage ownership interest
	October 31, 2018	January 31, 2018
Greener Pastures Marihuana Dispensary Ltd.	100%	100%
Poda Technologies Ltd.	100%	100%
Vitaleaf Management Inc. (inactive)	100%	100%
Prestige Worldwide Holdings Inc.	100%	100%
Future Harvest Development Ltd.	82.5%	82.5%
Acreage Pharms Ltd.	100%	100%
2015059 Alberta Ltd.	100%	0%
Gene-Etics Strains Co.	100%	0%
2102168 Alberta Ltd.	100%	0%

New accounting standards adopted in the current year

On February 1, 2018, the Company adopted amendments to IFRS 2, “Share-based Payment”. The amendments provide clarification on how to account for certain types of share-based transactions. The adoption of this amendment did not have any impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 9, “Financial Instruments”. IFRS 9 introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected credit loss impairment model and a substantially reformed approach to hedge accounting. The Company adopted a retrospective approach and as IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The introduction of the new expected credit loss impairment model did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers”. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. The Company elected to apply IFRS 15 using a full retrospective approach. Under IFRS 15, revenue from the sale of fertilizers and nutrients and medical cannabis would be recognized at a point in time when control over the goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s former revenue recognition policy under IAS 18. Therefore, the adoption of IFRS 15 did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

New accounting standards issued but not yet effective

New standard IFRS 16, "Leases" is not yet effective for the period ended October 31, 2018 and has not been applied in preparing these unaudited condensed interim consolidated financial statements. The Company has not early adopted this new standard.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

	October 31,	January 31,
	2018	2018
	$	$
Trade accounts receivable	1,211,906	735,939
GST and taxes recoverable	152,231	147,442
	1,364,137	883,381

4.	PREPAID EXPENSES AND OTHER

	October 31,	January 31,
	2018	2018
	$	$
Prepaid advertising and marketing	1,357,100	57,242
Prepaid insurance	160,570	16,541
Other prepaid expenses	158,155	255,326
	1,675,825	329,109

5.	BIOLOGICAL ASSETS

	October 31,	January 31,
	2018	2018
	$	$
Balance, beginning of period	181,534	–
Purchases of seeds and clones	8,921	21,000
Changes in fair value less costs to sell due to biological transformation	756,024	1,311,925
Transferred to inventory upon harvest	(702,094)	(1,151,391)
Balance, end of period	244,385	181,534

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. The Company’s biological assets consist of cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data. These inputs are Level 3 on the fair value hierarchy and are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company values cannabis plants at cost, which approximates fair value from the date of initial clipping from mother plants until the plants begin the propagation cycle. The number of weeks in the growth cycle is between nine and eleven weeks from propagation to harvest. The fair value of biological assets is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs.

The selling price is between $3.00 and $10.00 per gram.

The harvest yield is between 30 and 65 grams per plant.

The selling price used in the valuation of biological assets is based on the average selling price of all cannabis products and can vary based on strain, as well as the proportion derived from wholesale compared to retail. Expected yield is also subject to a variety of factors including strain and length of growth cycle. Processing costs include post-harvest labour, lab testing, packaging and labelling, and allocated overheads. Selling costs include shipping, order fulfillment, customer maintenance and point of sale costs.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

The Company includes repairs and maintenance of the cultivation facilities in variable production overheads. Fixed production overheads include depreciation associated with cultivation equipment and buildings. The allocation of fixed production overheads is based on the normal capacity of the facilities. Normal capacity is defined as the production expected to be achieved on average over a number of periods or seasons under normal circumstances, accounting for the loss of capacity resulting from planned maintenance.

During the period, there was no material change to the significant inputs and therefore there has been no change in the determined fair value per plant.

The Company has quantified the sensitivity of the significant unobservable inputs used to calculate the fair value of biological assets recorded in its unaudited condensed interim consolidated financial statements and determined the following:

Selling price per gram – a decrease in the average selling price per gram of 5% would result in a decrease in biological assets of $10,871 (January 31, 2018: $8,075) and a decrease in inventory of $86,926 (January 31, 2018: $57,885)

Harvest yield per plant – a decrease in the harvest yield per plant of 5% would result in a decrease in biological assets of $10,806 (January 31, 2018: $8,027).

6.	INVENTORY

	October 31,	January 31,
	2018	2018
	$	$
Dry cannabis
Finished goods	1,516,068	1,062,184
Work-in-process	205,537	273,073
	1,721,605	1,335,257
Fertilizers and nutrients
Finished goods	323,697	312,298
Materials and supplies	560,219	654,929
	883,916	967,227
	2,605,521	2,302,484

As at October 31, 2018, the Company held 203,744 grams of dried cannabis, comprised of 78,522 grams awaiting release for sale and 125,222 grams held for future extract production (January 31, 2018: 185,846 grams of dried cannabis, comprised of 136,949 grams awaiting release for sale and 48,897 grams held for future extract production).

The cost of inventory is recognized as an expense and included in cost of sales when sold. For the nine months ended October 31, 2018, the amount of inventory recognized in cost of sales was $2,388,880, comprised of $887,595 dried cannabis and $1,501,285 fertilizers and nutrients (2017: $894,361 fertilizers and nutrients).

7.	LOANS RECEIVABLE

(a)	As at October 31, 2018, the Company has a loan receivable of $75,000 from a non-related party (January 31, 2018: $75,000). The amount due is unsecured, non-interest bearing, and is due on demand.

(b)

As at October 31, 2018, the Company has a loan receivable of $1,000,000 from AB Labs, a related party as described in Note 8 (January 31, 2018: $300,000). The amount due is unsecured, non- interest bearing, and is due on demand.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

(c)

As at October 31, 2018, the Company has a loan receivable of $1,000,000 from AB Labs, a related party as described in Note 8 (January 31, 2018: nil). The amount due is secured by a first mortgage over the AB Labs Secondary Facility and bears interest at 8% per annum. The loan shall become due and payable on the last day of the first fiscal quarter (the “Maturity Date”) in which AB Labs achieves positive earnings before interest, taxes, depreciation and amortization. Following the Maturity Date, the loan shall be repaid in installments on or before the last day of the month immediately following the end of each fiscal quarter, with each installment equal to seventy five percent (75%) of AB Labs net change in operating cash flow during such fiscal quarter, provided a positive net change in operating cash flow has occurred. As at October 31, 2018, the loan receivable had accrued interest of $6,027.

(d)

As at October 31, 2018, the Company has a non-revolving convertible loan receivable of $2,000,000 from GTEC Holdings Ltd. (“GTEC”), a non-related party (January 31, 2018: nil). The amount due is unsecured and bears interest at 8% per annum. The loan shall become due and payable on October 23, 2020 (the “Maturity Date”). As at October 31, 2018, the loan receivable had accrued interest of $5,699.

Subject to regulatory approvals, all or a portion of the principal and accrued interest on the loan facility may be convertible into common shares of GTEC, at the option of the Company, at any time prior to or on the last business day immediately preceding October 23, 2020 (the “Maturity Date”) at a conversion price equal to $1.50 per common share (the "Conversion Price"). Upon mutual agreement of both parties and prior to the Maturity Date, the Company may increase the amount of the loan facility up to $6,000,000.

8.	INVESTMENTS IN ASSOCIATES

On November 29, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to increase the Company’s ownership interest in AB Labs from 33.33% to 50%, and on February 6, 2018, the Company exercised its option to acquire an additional 16.67% ownership in AB Labs. The exercise price of the option was $10,000,001, and will be used by AB Labs as follows:

(i)	$2,750,000 for the purchase of the “Primary Facility” building;
(ii)	$5,200,000 for the purchase of the “Secondary Facility” land and building, and for the anticipated construction costs of the Secondary Facility; and
(iii)	$2,050,001 for working capital purposes.

The increased investment in AB Labs results in the Company having 50% of the equity. However, the President of AB Labs holds the remaining 50% and retains power and control to manage operations without restriction. In addition to the payment of the purchase price for the Primary Facility and Secondary Facility, the use of the proceeds shall also include all closing costs related to the purchase of the properties.

On May 25, 2018, the Company paid $3,000,000 to AB Ventures to increase its ownership to 24.99% . Upon payment of the remaining $2,500,000 commitment the Company will have a 33.33% ownership interest in AB Ventures.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

The following table summarizes the change in investment in associates for the nine months ended October 31, 2018:

AB Labs	$
Balance, January 31, 2018	11,302,015
Consideration paid	10,000,001
Equity loss on investment	(576,278)
Balance, October 31, 2018	20,725,738

AB Ventures
Balance, January 31, 2018	1,978,987
Consideration paid	3,000,000
Equity loss on investment	(12,503)
Balance, October 31, 2018	4,966,484
Total	25,692,222

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

9.	PROPERTY, PLANT AND EQUIPMENT

		Computer	Computer	Leasehold	Manufacturing	Office	Facility
	Buildings	hardware	software	improvements	equipment	equipment	equipment	Total
	$	$	$	$	$	$	$	$
Cost
Balance, January 31, 2018	5,191,107	362,909	15,497	12,382	20,995	8,749	636,760	6,248,399
Additions	15,463,364	29,426	–	–	920	350	1,517,179	17,011,239
Balance, October 31, 2018	20,654,470	392,335	15,497	12,382	21,915	9,099	2,153,939	23,259,638

Accumulated depreciation
Balance, January 31, 2018	87,462	128,845	2,749	4,687	12,379	3,012	137,867	377,001
Depreciation	140,516	146,780	1,874	1,888	2,734	1,418	87,002	382,212
Balance, October 31, 2018	227,978	275,625	4,623	6,575	15,113	4,430	224,869	759,213

Carrying amounts
Balance, January 31, 2018	5,103,645	234,064	12,748	7,695	8,616	5,737	498,893	5,871,398
Balance, October 31, 2018	20,426,492	116,710	10,874	5,807	6,802	4,669	1,929,070	22,500,425

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

10.	INTANGIBLE ASSETS

		Health		Leaf
	Intellectual	Canada	Gene-	Wise Rx
	property	License	Etics IP	IP	Other	Total
	$	$	$	$	$	$
Balance, January 31, 2018	1,524,656	39,076,709	–	–	40,000	40,641,365
Additions	550,806	–	6,281,257	924,000	888,944	8,645,007
Amortization	–	(1,518,784)	(758,272)	–	–	(2,277,056)
Assets held for sale	(1,387,850)	–	–	–	–	(1,387,850)
Balance, October 31, 2018	687,612	37,557,925	5,522,985	924,000	928,944	45,621,466

As at October 31, 2018, certain intellectual property was not yet available for use. The cannabis cultivation license is amortized over the 20-year life of the leased property.

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-Etics Strains Co (“Gene-Etics”), which includes certain licensed characteristics, promotional materials and other intellectual property, personality rights and publicity rights (collectively “Gene-Etics IP”). The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company as follows:

(i)	$3,299,423 (US$2,500,000) (paid);
(ii)	2,631,141 common shares (issued);
(iii)	1,973,355 common shares (issued); and
(iv)

1,973,355 common shares, issued on the date that is the later of (i) 240 days following the closing date, (ii) January 2, 2019, and (iii) the date on which a Master Services Agreement has been executed by each party.

The Company incurred professional fees of $316,399 that were capitalized in connection with the acquisition of Gene-Etics.

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business. The fair value of the intangible assets was determined using a combination of the comparative income differential method and the discounted cash flow method. In addition, the fair value of the management contract with Gene Simmons was calculated as the net present value of the savings over the term of the five-year contract. The unallocated difference between consideration paid and the fair value of the assets acquired was expensed to sales and marketing.

The fair value of the assets acquired are as follows:

$
Consideration paid
Cash	3,299,423
Fair value of 2,631,141 common shares at closing	4,084,044
Fair value of 1,973,355 common shares on September 10, 2018	3,532,305
10,915,772

$
Fair value of assets acquired
Intangible assets	5,964,858
Unallocated difference expensed to sales and marketing	4,950,914
10,915,772

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

11.	BUSINESS COMBINATION AND GOODWILL

Acreage Pharms

On April 25, 2017, the Company acquired 100% of the issued and outstanding shares of Acreage Pharms (the “Acquisition”) by exercising its share purchase option agreement that was entered into on February 24, 2017. As a result of the Acquisition, Acreage Pharms operates as a wholly-owned subsidiary of Invictus.

The Company determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis under the ACMPR. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review. The resulting goodwill represents the sales and growth potential of Acreage Pharms.

Leaf Wise Rx

On October 31, 2018, the Company acquired 100% of the issued and outstanding shares of 2015059 Alberta Ltd. (“Leaf Wise Rx”) (the “Acquisition”). As a result of the Acquisition, Leaf Wise Rx operates as a wholly-owned subsidiary of Invictus.

The aggregate consideration paid by the Company to acquire Leaf Wise Rx comprised of: (i) 312,500 common shares of the Company; (ii) $625,000 in cash; (iii) and future consideration to be paid based on the achievement of certain performance-based milestones related to patient metrics.

The Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The intangible assets acquired as part of the Acquisition consisted of trademarks, a patient list, and a key consulting agreement. The Company used the Relief from Royalty Method, the Multi-Period Excess Earnings, and a combination of the CDIM and Discounted Cash Flow Method for measuring the fair value of the trademarks, the patient list, and the key consulting agreement, respectively.

The allocation of the purchase price to the total fair value of net assets acquired is as follows:

$
Fair value of net assets acquired
Cash and cash equivalents	26,629
Accounts receivable	49,961
Prepaid expenses and other	3,616
Property, plant and equipment	60,867
Intangible assets	924,000
1,065,073

Accounts payable and accrued liabilities	8,597
Deferred tax liability	21,839
Identifiable net assets acquired	1,034,637
Goodwill	1,474,017
2,508,654

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

$
Consideration paid
Cash	625,000
Fair value of 312,500 common shares of the Company	321,325
Contingent consideration	1,562,329
2,508,654

The resulting goodwill represents the sales and growth potential of Leaf Wise Rx.

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31,	January 31,
	2018	2018
	$	$
Trade accounts payable	5,675,618	1,109,498
Accrued liabilities	90,141	813,950
GST and taxes payable	19,913	19,913
Payroll liabilities	12,834	77,877
	5,798,506	2,021,238

14.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties.

For the nine months ended October 31, 2018, the Company was charged $538,500 in salaries and bonuses (2017: $725,000) by the Chairman and CEO of the Company.

For the nine months ended October 31, 2018, the Company was charged $100,000 in salaries (2017: $35,000) by the CFO of the Company.

For the nine months ended October 31, 2018, the Company was charged $184,615 in salaries (2017: $124,846) by the President and CEO of Acreage Pharms.

For the nine months ended October 31, 2018, the Company was charged $82,500 in Director fees by the independent Directors of the Company (2017: nil). As at October 31, 2018, nil remains outstanding in accounts payable and accrued liabilities (January 31, 2018: $100,000).

For the nine months ended October 31, 2018, the Company was charged $38,250 (2017: $38,250) in management fees and $91,272 (2017: $88,065) in rent by a company controlled by a former Director of the Company.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Key management personnel compensation

Key management is comprised of the Company’s directors and executive officers. The Company incurred the following key management compensation charges during the nine months ended October 31, 2018 and 2017:

	2018	2017
	$	$
Salaries, bonuses, fees and benefits	943,865	923,096
Share-based payments	1,266,481	4,195,026
	2,210,346	5,118,122

15.	LONG-TERM DEBT

	October 31,	January 31,
	2018	2018
	$	$
Non-revolving term loan facility from ATB Financial bearing interest at prime plus 2%, repayable in quarterly principal payments of $217,829. The loan matures in fiscal 2022.	4,322,307	–
Non-revolving development loan facility from ATB Financial bearing interest at prime plus 2%, repayable in quarterly principal payments. The loan matures in fiscal 2022.	2,391,078	–
	6,713,385	–
Less current portion	(1,148,110)	–
	5,565,275	–

The loans from ATB Financial are secured against all of Acreage Pharms’ present and after acquired personal property, including a floating charge on land; a leasehold mortgage registered against Acreage Pharms’ leasehold interest with respect to the lands municipally described as 14129 East Bank Road, Yellowhead County, Alberta, in the principal amount of $25,000,000; with specific pledges over certain bank accounts; and the specific assignment of material contracts.

Repayments of long-term debt is as follows:

$

Remainder of 2019	240,136
2020	871,316
2021	871,316
2022 and onwards	4,730,617
6,713,385

16.	SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance and an unlimited number of non-voting and non-participating Class A redeemable preferred shares.

As at October 31, 2018, the Company had 112,176,712 common shares issued and outstanding (January 31, 2018: 89,313,485).

As at October 31, 2018, no Class A preferred shares issued are issued or outstanding (January 31, 2018: nil).

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Private placements

On October 19, 2018, the Company issued 11,500,000 units at $2.00 per unit for total proceeds of $23,000,000. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $2.40 per share expiring on October 19, 2020. The share purchase warrants have a fair value of $3,083,054, calculated using the Black-Scholes option pricing model assuming an expected life of 24 months, a risk-free interest rate of 2.33%, an expected dividend rate of 0%, and an expected annual volatility of 81%.

As compensation, the underwriters received a commission of 7% of the gross proceeds raised or $1,610,000.

Gene-Etics acquisition

For the nine months ended October 31, 2018, the Company issued 4,604,496 common shares with a fair value of $7,616,349 as part of the Gene-Etics acquisition. Refer to Note 10.

Leaf Wise Rx acquisition

On October 31, 2018, the Company issued 312,500 common shares with a fair value of $321,325 as part of the consideration paid for the acquisition of Leaf Wise Rx. Refer to Note 11.

Escrow shares

As at October 31, 2018, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues;

-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

Stock option plan

The Company has adopted a rolling incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to Directors, officers, employees or consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company. Options granted under the Option Plan can have a maximum exercise term of 10 years from the date of grant. Vesting terms will be determined at the time of grant by the Board of Directors.

For the nine months ended October 31, 2018, the Company recognized share-based compensation of $1,921,208 (2017: $5,687,085).

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	options	$
Outstanding, January 31, 2018	8,518,000	1.55
Granted	1,855,000	1.80
Exercised	(357,500)	1.33
Cancelled	(82,500)	1.64
Outstanding, October 31, 2018	9,933,000	1.60

For the nine months ended October 31, 2018, 357,500 stock options were exercised for proceeds of $545,050 (2017: 190,000 stock option were exercised for proceeds of $152,000).

The Company uses the Black-Scholes option pricing model to estimate the fair value for all share-based compensation. The weighted average assumptions used in this pricing model, and the resulting weighted average fair values per option, for the 1,855,000 options granted during the nine months ended October 31, 2018, are as follows:

(i) Risk-free interest rate	2.00%
(ii) Expected life	5 years
(iii) Expected volatility	86%
(iv) Expected dividend rate	–
(vi) Fair value per option	$1.09

The following summarizes information about the stock options outstanding and exercisable as at October 31, 2018:

	Outstanding			Exercisable
	Weighted			Weighted
	average	Weighted		average	Weighted
	remaining	average		remaining	average
Number of	contractual life	exercise price	Number of	contractual life	exercise price
options	(years)	$	options	(years)	$
25,000	1.5	1.50	25,000	1.5	1.50
15,000	1.6	1.50	15,000	1.6	1.50
20,000	2.7	0.35	20,000	2.7	0.35
200,000	3.0	0.92	200,000	3.0	0.92
1,356,500	3.1	1.38	1,306,500	3.1	1.38
1,050,000	3.3	1.69	1,050,000	3.3	1.69
570,000	3.3	1.88	570,000	3.3	1.88
1,150,000	3.3	1.75	1,150,000	3.3	1.75
1,056,500	3.6	1.48	1,054,000	3.6	1.48
1,385,000	4.0	1.34	1,385,000	4.0	1.34
150,000	4.0	1.19	50,000	4.0	1.19
1,100,000	4.2	1.84	1,100,000	4.2	1.84
1,275,000	4.6	1.78	1,275,000	4.6	1.78
120,000	4.7	1.50	40,000	4.7	1.50
160,000	4.9	1.77	5,000	4.9	1.77
300,000	5.0	2.00	–	5.0	2.00
9,933,000	3.8	1.60	9,245,500	3.8	1.60

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Warrants

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	warrants	$
Outstanding, January 31, 2018	15,226,743	1.76
Issued	5,750,000	2.40
Exercised	(5,838,731)	1.37
Expired	(7,514,417)	2.17
Outstanding, October 31, 2018	7,623,595	2.24

For the nine months ended October 31, 2018, 5,838,731 warrants were exercised for proceeds of $7,878,468 (2017: 1,503,758 warrants were exercised for proceeds of $1,990,316).

The following summarizes information about the outstanding share purchase warrants exercisable to acquire common shares of the Company as at October 31, 2018:

Number of	Exercise
warrants	price
outstanding	$	Expiry date
1,295,047	1.75	November 24, 2018
578,548	1.75	December 1, 2018
5,750,000	2.40	October 19, 2020
7,623,595	2.24

17.	DISCONTINUED OPERATIONS

On August 21, 2018, the Company announced the proposed spinout of Poda, a wholly-owned subsidiary. On October 18, 2018, the shareholders of the Company approved the plan of arrangement (the “Arrangement”) to give effect to the spinout transaction. The Arrangement closed on November 8, 2018. As at October 31, 2018, Poda was classified as a disposal group held for sale and a discontinued operation.

The major classes of assets and liabilities of Poda classified as held for sale as at October 31, 2018 are, as follows:

October 31, 2018
Assets	$
Cash and cash equivalents	226,945
Accounts receivable	15,957
Prepaid expenses and other	84,678
Intangible assets	1,388,250
1,715,830

Liabilities
Accounts payable and accrued liabilities	49,801
49,801

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

The results of Poda for the nine months ended October 31, 2018, are as follows:

	Nine months ended October 31,
	2018	2017
	$	$
Revenue	–	–
Expenses	80,104	30,094
Net loss from discontinued operations	80,104	30,094

The net cash flows of Poda are as follows:

	Nine months ended October 31,
	2018	2017
	$	$
Operating	(112,876)	(18,608)
Investing	(551,206)	(267,296)
Financing	871,451	294,360
Net cash inflow	207,369	8,456

18.	FINANCIAL INSTRUMENTS

Under IFRS 9, financial instruments are initially measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs. Subsequently, all assets within scope of IFRS 9 are measured at:

(i)	Amortized cost;
(ii)	Fair value through other comprehensive income (“FVOCI”); or
(iii)	Fair value through profit or loss (“FVTPL”).

The classification is based on whether the contractual cash flows give rise to payments on specified dates that are solely payments of principal and interest (the “SPPI test”), and the objective of the Company’s business model is to hold assets only to collect cash flows, or to collect cash flows and to sell (the “Business Model test”). Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The impairment requirements under IFRS 9 are based on an expected credit loss model, replacing the IAS 39 incurred loss model. The expected credit loss model applies to debt instruments recorded at amortized cost or at FVOCI, such as loans debt securities and trade receivables, lease receivables and most loan commitments and financial guarantee contracts.

The Company’s financial instruments include cash and cash equivalents (FVTPL), accounts receivable (amortized cost), loans receivable (amortized cost), accounts payable (other financial liabilities), long-term debt (other financial liabilities), and contingent consideration (other financial liabilities). The carrying value of the financial instruments approximates their fair values due to their short-term nature.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1 quoted prices (unadjusted) in active markets for identical assets and liabilities
Level 2 inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
Level 3 inputs for assets and liabilities not based upon observable market data

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

The following financial instruments are presented at fair value on a recurring basis:

			October 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	23,773,814	23,773,814	–	–

			January 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	37,593,985	37,593,985	-	-

The Company’s financial instruments are exposed to certain financial risks, including credit, liquidity, currency and interest rate risk.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company seeks to limit its exposure to this risk by holding its cash and cash equivalents in large Canadian financial institutions. The Company does not have significant credit risk with respect to customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis, raising capital through equity financing, when required, and maintaining an accessible line of credit. As at October 31, 2018, the Company had working capital of $26,469,820 (January 31, 2018: $39,083,089).

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk with respect to its long-term debt, as described in Note 15.

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, enter into debt facilities, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its shareholders’ equity as capital.

20.	COMMITMENTS

The Company has four operating leases with respect to its premises for operations and inventory storage.

Future minimum lease payments are as follows:

$

Remainder of 2019	48,963
2020	143,835
2021	125,771
2022 and onwards	50,340
368,909

Poda and the inventors have entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

As described in Note 10, on March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the only remaining commitment is as follows:

•

1,973,355 common shares, issued on the date that is the later of (i) 240 days following the closing date, (ii) January 2, 2019, and (iii) the date on which a Master Services Agreement has been executed by each party.

As described in Note 11, on October 31, 2018, the Company acquired 100% of the issued and outstanding shares of Leaf Wise Rx (the “Acquisition”). The Company is committed to certain future consideration to be paid based on the achievement of certain performance-based milestones related to patient metrics.

21.	SEGMENT INFORMATION

The Company has two reporting segments: sale of cannabis and fertilizers, based on the type of products sold. The Company reports activities not directly attributable to an operating segment under Corporate. All property, plant and equipment are located in Canada.

	Cannabis	Fertilizer	Corporate	Total
	$	$	$	$
October 31, 2018
Total assets	81,071,455	2,115,771	28,088,450	111,275,676
Total liabilities	21,153,854	382,536	2,405,526	23,941,916
January 31, 2018
Total assets	59,785,210	2,468,449	53,193,145	115,446,804
Total liabilities	10,475,559	916,311	1,220,534	12,612,404

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

	Cannabis	Fertilizer	Corporate	Total
	$	$	$	$
For the nine months ended
October 31, 2018
Revenue	1,048,864	2,458,602	–	3,507,466
Net income (loss)	(4,435,685)	105,000	(17,075,085)	(21,405,770)
For the nine months ended
October 31, 2017
Revenue	–	1,682,205	–	1,682,205
Net loss	(1,001,782)	(191,706)	(22,799,122)	(23,992,610)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months ended October 31,
	2018	2017
	$	$
Non-cash transactions
Fair value of accounts receivable of Acreage Pharms acquired	–	69,484
Fair value of accounts receivable of Leaf Wise Rx acquired	49,961	–
Fair value of property, plant and equipment of Acreage Pharms acquired	–	1,886,168
Fair value of property, plant and equipment of Leaf Wise Rx acquired	60,867	–
Fair value of prepaids of Leaf Wise Rx acquired	3,616	–
Fair value of intangible assets of Acreage Pharms acquired	–	40,640,000
Fair value of intangible assets of Leaf Wise Rx acquired	924,000	–
Fair value of accounts payable and accrued liabilities of Acreage Pharms acquired	–	66,827
Fair value of accounts payable and accrued liabilities of
Leaf Wise Rx acquired	8,597	–
Fair value of deferred tax liability of Acreage Pharms acquired	–	10,030,000
Fair value of share purchase warrants issued as finder's fee	–	881,874
Fair value of warrants reallocated to share capital from contributed surplus upon exercise	3,177,369	528,168
Fair value of stock options reallocated to share capital from contributed surplus upon exercise	394,158	127,575
Shares issued for services rendered	–	3,032,000
Shares issued for acquisition of Acreage Pharms	–	36,800,000
Warrants issued for acquisition of Acreage Pharms	–	2,890,884
Shares issued for acquisition of Gene-Etics	7,616,349	–
Shares issued for acquisition of Leaf Wise Rx	321,325	–

	October 31,	January 31,
	2018	2018
	$	$
Cash and cash equivalents
Cash	13,023,814	16,793,985
GICs	10,750,000	20,800,000
	23,773,814	37,593,985

Cash equivalents consist of redeemable guaranteed investment certificates (“GICs”) of $10,750,000 (January 31, 2018: $20,800,000), which are redeemable prior to maturity without significant costs or penalties.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and nine months ended October 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

23.	SUBSEQUENT EVENTS

1)

On November 8, 2018, the Company and Poda completed the plan of arrangement to give effect to the spinout transaction (the "Arrangement"), as previously announced on August 21, 2018. The arrangement agreement between the Company and Poda dated September 10, 2018, outlines the terms of the Arrangement. The Arrangement was voted on and approved by the Company’s shareholders at its 2018 Annual General and Special Meeting of Shareholders, held on October 18, 2018.

Shareholders of the Company as at the effective date of the Arrangement (the "Effective Date") are entitled to receive, for each common share of the Company (an "Invictus Share") held as at such date:

(i)	one post-Arrangement common share of the Company (a "New Invictus Share"); and
(ii)	one common share of Poda (a "Poda Share").

Holders of outstanding warrants of the Company ("Warrants") immediately prior to the Effective Date will receive, upon exercise of each such Warrant at the same original exercise price, one New Invictus Share and one Poda Share, in lieu of the one Invictus Share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

2)

On November 15, 2018, the Company exercised its option to acquire 100% (the "Option") of the outstanding shares of 0989561 B.C. Ltd. (“Canandia”). The Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. Due to the timing of this acquisition being subsequent to October 31, 2018, the Company is unable to provide additional disclosure as the accounting for this business combination is complex and uncompleted. The exercise price of the Option (the “Exercise Price”) was as follows:

(i)	$2.4 million in common shares of the Company (the “First Consideration Common Shares”) at $1.32 per common share. The First Consideration Common Shares will be subject to a 4 month hold period;
(ii)	$10 million in common shares of the Company (the “Second Consideration Common Shares”) at $1.65 per common share with the following release schedule:
	a.	25% of the Second Consideration Common Shares on the closing; and
	b.	25% of the Second Consideration Common Shares every 4 months thereafter.
(iii)

$10 million investment (the “Investment”) in cash into Canandia to be used for expansion of the Mission Location and working capital purposes. The Investment will be paid into Canandia over time on an as-needed basis; and

(iv)

$7 million in common shares of the Company issued to the Vendors on the date that is within 10 business days of the Mission Location receiving its cultivation license under the Cannabis Act and Cannabis Regulations, valued at the greater of $1.06 per share and the 10 trading days volume weighted average price (“VWAP”) on the TSXV immediately prior to the License Date.

3)

On December 20, 2018, the Company’s wholly-owned subsidiary, Acreage Pharms, entered into a five- year supply and distribution agreement with Deutsche Medizinalcannabis GmbH (“Deutsche Medizinalcannabis”) for a total of 10,000 kgs of dried cannabis flower. Deutsche Medizinalcannabis is an importer and distributor of medical cannabis in Germany with a vast distribution network and direct access to 20,000 pharmacies and a clear focus on product marketing and professional education.